DC

No Act
P.E. 11-30-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07043057

January 18, 2007

John T. Bostelman
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/18/2007

Re: AT&T Inc.
Incoming letter dated November 30, 2006

Dear Mr. Bostelman:

This is in response to your letters dated November 30, 2006, December 18, 2006, and December 22, 2006 concerning the shareholder proposals submitted to AT&T by Ray T. Chevedden, Nick Rossi, and William Steiner. We also have received letters from John Chevedden on the proponents' behalf dated December 14, 2006, December 18, 2006, January 4, 2007, and January 9, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

5907

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
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WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

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1934 Act/Rule 14a-8

November 30, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T, Inc. 2007 Annual Meeting - Ray T. Chevedden, Nick Rossi, and William Steiner Shareholder Proposals

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of our client, AT&T Inc. (the "Corporation"), formerly known as SBC Communications Inc., pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We hereby give notice that the Corporation intends to omit from the proxy statement for its 2007 Annual Meeting of Stockholders (the "Proxy Statement") certain stockholder proposals (the "Proposals") and their supporting statements (the "Supporting Statements") submitted to the Corporation, respectively, by Mr. Ray T. Chevedden, Trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust, Mr. Nick Rossi, and Mr. William Steiner (the "Proponents").

The Proposals

On October 25, 2006, the Corporation received a proposal purportedly from Ray T. Chevedden, dated October 15, 2006, regarding the adoption of a "simple majority vote" standard (the "Chevedden Proposal"). On October 30, 2006, the Corporation received a proposal purportedly from Nick Rossi, dated October 2, 2006, pertaining to election of directors by a majority vote (the "Rossi Proposal"). On November 8, 2006, the Corporation received a proposal purportedly from William Steiner, regarding the amendment of the Corporation's bylaws to "give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting" (the "Steiner Proposal").[1]

The presence of identical cover letters designating a common agent for submission of the Proposals, among other facts, leads us to believe that Ray Chevedden, Nick Rossi, and William Steiner are merely nominal proponents for the Proposals, and that John Chevedden is in fact the proponent of each proposal. Accordingly, in Part I, we have set forth the grounds that we believe allow the Corporation to omit from its Proxy Statement the Proposals due to violation of the one-proposal per shareholder limit of Rule 14a-8(c). Notwithstanding our position regarding omission of the Proposals under Rule 14a-8(c), we further believe that each of the Proposals is deficient on substantive grounds under provisions set forth by Rule 14a-8(i), as we describe in Part II.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement and each Proponent's letter submitting the proposal. Each of the Chevedden, Rossi, and Steiner Proposals was accompanied by an identical cover letter constituting "the proxy for John Chevedden and/or his designee to act on [the proponent's] behalf in shareholder matters, including this Rule 14a-8 proposal . . ." The "proxy" further instructs the Corporation to direct all future communication regarding the Proposals to John Chevedden. Accordingly, a copy of this letter and related cover letter are being mailed concurrently to Mr. Chevedden, advising him of AT&T's intention to omit the Proposals from its proxy materials for the 2007 Annual Meeting.

Reasons the Proposals May Be Omitted from the 2007 Proxy Statement

I. The Proposals May be Omitted under Rule 14a-8(c), Because Their Primary Proponent, John Chevedden, Has Submitted More Than One Proposal For This Annual Meeting.

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." It is the Corporation's view that John Chevedden is the actual proponent for each of the Proposals that are the subject of this letter, while the supporters of the Proposals are merely nominal proponents. Accordingly, we believe that John Chevedden should be considered a "shareholder" for purposes of Rule 14a-8(c), and the submission of each of the Proposals should attributable to him. As a result, we believe John Chevedden should be subject to the "one-proposal per shareholder" limit of Rule 14a-8(c).

John Chevedden has previously submitted, as the actual proponent, two proposals for presentation at the 2007 Annual Meeting: the Chevedden Proposal was received on

[1] The relevant text of each proposal is provided in Part II below, and a copy of each of the Proposals and their Supporting Statements are attached to this letter as Exhibit A (Chevedden), Exhibit B (Rossi) and Exhibit C (Steiner).

October 25, and the Rossi Proposal was received on October 30. It is our view that the authorship and submission of both the Chevedden Proposal and the Rossi Proposal, as well as the Steiner Proposal, are attributable to John Chevedden.

In the following we present two bases on which Rule 14a-8(c)'s limit may be attributed to John Chevedden as "proxy" to Ray Chevedden, Nick Rossi, and William Steiner (the "Nominal Proponents.") First, we believe John Chevedden is the "alter ego" of the Nominal Proponents: he masterminded and controlled the authorship of and process by which the Proposals were submitted to the Corporation. Second, we believe John Chevedden is the "beneficial owner" of the AT&T shares held by the Nominal Proponents under Rule 13d-3 by virtue of the general proxy granted to him by the Nominal Proponents. Accordingly, he is a shareholder within the meaning of Rule 14a-8(c), who has made three proposals in violation thereof.

1. ***The Proposals May Be Omitted Pursuant to Rule 14a-8(c) Because John Chevedden Has Submitted More than One Proposal for the 2007 Annual Meeting, Through His Alter Egos, the Nominal Proponents.***

We believe the Corporation has grounds to omit the Proposals from its Proxy Statement, because their proponent, John Chevedden, has submitted, in addition to the Steiner Proposal, two other proposals to the Corporation for presentation at the 2007 Annual Meeting, as described above. We so advised John Chevedden (as Mr. Steiner's proxy) within 14 days of the submission, by letter dated November 15, 2006. Numerous similarities among the proposals evidence a common scheme, and suggest that the Nominal Proponents are merely alter egos of the primary proponent, John Chevedden.

In a no-action letter granted to TRW, Inc. (January 24, 2001), the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") permitted the company to exclude a shareholder proposal pertaining to the annual re-election of directors. In TRW, Inc., the Staff concurred with the company's exclusion of the proposal on eligibility grounds pursuant to Rule 14a-8(b). However, in making its argument, the company crafted a test to determine if a nominal proponent were used to "evade the [Rule 14a-8(c)] limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names." Securities Act Release No. 34-12999 (November 22, 1976). We employ that test for the same purpose. In the facts surrounding the TRW, Inc. letter, as with the facts at hand, John Chevedden was the actual proponent for the proposal at issue. These factors, (the "TRW, Inc. Factors") as well as applicable facts from the current situation, follow.

1. *Was the same proposal submitted to many companies by the Shareholder's proxy, demonstrating that it was the proxy's proposal rather than the shareholder's?*

We believe the Proposals at issue to be John Chevedden's, as he has served as the "proxy" for identical, or nearly identical, proposals in, among other cases, the following:

Proposal requesting a majority vote for directors:

Company	Date of No-action Letter	Nominal Proponent	Proponent
AT&T, Inc.	Received proposal October 30, 2006.	Nick Rossi	John Chevedden
PG&E, Inc.	February 14, 2006	Simon Levine	John Chevedden
Verizon Communications, Inc.	January 19, 2006	Kenneth Steiner	John Chevedden
Goodyear Corp.	January 18, 2006	William Steiner	John Chevedden

Proposal requesting implementation of a simple majority vote:

Company	Date of No-action Letter	Nominal Proponent	Proponent
AT&T, Inc.	Received proposal October 25, 2006.	Ray T. Chevedden	John Chevedden
Northrup Grumman, Inc.	March 28, 2006	Fred Barthel	John Chevedden
AT&T, Inc.	February 10, 2006	Ray T. Chevedden	John Chevedden
SBC Communications, Inc.	January 5, 2005	Ray T. Chevedden	John Chevedden
Baxter International, Inc.	February 26, 2006	Charles Miller	John Chevedden
Home Depot, Inc.	January 26, 2006	William Steiner	John Chevedden
Honeywell, Inc.	January 20, 2006	William Steiner	John Chevedden

The significance of this information is that common to each instance noted, John Chevedden is the proponent, while the nominal proponent—even for the same proposal submitted to different companies—varies across proposals. These facts support our belief that John Chevedden is indeed the true proponent of the Proposals at issue in this letter.

2. *Did the proxy take credit for the proposal in the publicity surrounding it?*

While it is uncertain the extent to which John Chevedden has taken credit for the proposal in the publicity surrounding it, the Staff is aware of his tactic of obtaining the proxy of company shareholders in order to submit proposals where he is otherwise ineligible to do so; as noted in Boeing (February 13, 2002), "over the course of the last two years alone, [John Chevedden's] name has appeared in connection with well over 70 no-action letter requests."

Institutional Shareholder Services ("ISS"), notes that: "Four shareholder activists - John Chevedden, the Rossi family, William Steiner and David Watt - have filed roughly 125 proposals at U.S. companies on issues ranging from annual board elections to the elimination of supermajority provisions."
See http://www.issproxy.com/governance/publications/2005archived/240.jsp (last visited November 27, 2006).

While the aforementioned facts do not indicate that John Chevedden has taken credit for the proposals, as is the case in TRW, Inc. Factor 1 above, the mere volume of requests associated with him provides a strong indication that John Chevedden is the driving force behind many such proposals, where, as we believe in the present situation, he is likely the true proponent of a proposal submitted in the name of another shareholder.

3. *Did the shareholder's proxy do all or substantially all of the work submitting and supporting the proposal?*

To the extent that a nominal proponent does not perform a substantial portion of the work involved in the submission and support of a proposal, that lack of involvement provides a strong indication that the nominal proponent is not the true proponent of a submission. Here, it appears that John Chevedden has performed all or substantially all of the work submitting and supporting the Proposals at issue in this letter, based on the following facts:

- The cover letters are virtually identical, but for the name of the nominal proponent and a few insignificant variations. For example, the Chevedden Proposal directs communication to "John Chevedden" while the Rossi and Steiner Proposals refer to "Mr. Chevedden." This single difference between the bodies of the cover letters is presumably to avoid confusion due to the fact that John Chevedden serves as the "proxy" for Ray T. Chevedden. Moreover, each proxy document is generic and does not refer to the particular proposal being submitted, but instead merely includes a reference to "this Rule 14a-8 proposal."

- The Proposals are presented in the same format, including identical "Notes" providing directions for presentation of the Proposals and citing portions of a Staff Legal Bulletin and a reference to a previous no-action letter for Sun Microsystems, Inc.

- The title of each of the Proposals includes the exact same proposal number, "3." Moreover, each Proposal ends in the phrase "Yes on 3" and contains an identical statement in the "Notes" section requesting the Company "to assign a proposal number (represented by '3' above) based on the chronological order in which proposals are submitted. The requested designation of '3' or higher number allows for ratification of auditors to be item 2."

- The Proposals were faxed to the company from the same telephone number, which matches the number listed in John Chevedden's contact information. Moreover, on November 17, 2006, the Corporation received an e-mail from John Chevedden summarizing the "topics and sponsors for rule 14a-9 proposals." Listed sponsors were Ray T. Chevedden, William Steiner, and Nick Rossi.

4. *Did the proxy lack a substantial relationship with the shareholder?*

Because its argument was premised on eligibility grounds pursuant to Rule 14a-8(b), TRW, Inc. used this factor to demonstrate that Chevedden used a nominal proponent to submit his proposal to the company because he was not otherwise eligible to do so. Because the Corporation's argument here is made pursuant to Rule 14a-8(c), this factor is not relevant to our analysis.

5. *Would the shareholder's proxy not otherwise qualify to submit the proposal in his or her own right?*

Consistent with TRW, Inc. Factor 4, above, because the Corporation's argument here is made pursuant to Rule 14a-8(c), this factor is not relevant to our analysis.

Thus, under the TRW, Inc. Factors that were apparently accepted by the Staff, John Chevedden would be deemed to be the actual proponent of the Proposals. In addition to TRW, Inc., in various other no-action letters, the Staff has permitted omission of proposals where a proponent has submitted multiple proposals through different nominal proponents.

In Staten Island Bancorp (February 27, 2002), the Staff permitted exclusion where a proponent "coordinated, arranged or masterminded" the submissions of nominal proponents, in an apparent attempt to evade the one-proposal limit. Based on the facts summarized with respect to TRW, Inc. Factors 1 and 3, it is apparent that John Chevedden coordinated, arranged and masterminded the Proposals at issue, as he at least drafted their cover letters and physically submitted the Proposals from the same fax machine, identifying itself by John Chevedden's fax number. According to the standard applied in Staten Island Bancorp, then, the Corporation would have grounds to exclude the Steiner Proposal under 14a-8(c).

Moreover, BankAmerica Corp. (February 18, 1996), permitted exclusion where a proponent exercised "substantial influence" over a nominal proponent, orchestrating the "selection, preparation, and submission of the proposal on his own behalf." The facts presented with respect to the TRW, Inc. Factors, taken as a whole, indicate that John Chevedden exercised substantial influence over the Nominal Proponents with respect to the Proposals at issue. John Chevedden's appearance as the common link among both the three Proposals at issue in this letter—and the eleven proposals noted in relation to TRW, Inc. Factor 1—provides strong circumstantial evidence that he selected the subject of the Proposals. Commonalities in the substance and style of the cover letters, proposals, and supporting statements as described in relation to TRW, Inc. Factor 3 suggest that John Chevedden prepared the Proposals. Finally, as noted with respect to TRW, Inc., Factor 3, John Chevedden physically submitted each of the three Proposals from the same fax machine. Accordingly, we believe that John Chevedden indeed exercised substantial influence over the Nominal Proponents with respect to the selection, preparation and submission of the Proposals.

Based on the rationale for exclusion permitted in TRW, Inc., Staten Island Bancorp, and BankAmerica, we believe we have established that John Chevedden is indeed the proponent of the Chevedden, Rossi, and Steiner Proposals. Because he "coordinated, arranged and masterminded," as well as orchestrated the "selection, preparation and submission" of the Proposals, we believe that John Chevedden should be deemed both a "shareholder" and proponent of the Proposals. Consequently, since John Chevedden, has previously submitted at least one proposal to the Corporation for presentation at its 2007 Annual Meeting, the Proposals are thereby subject to omission from the Corporation's Proxy Materials, pursuant to Rule 14a-8(c). Thus, we respectfully request that the Staff will confirm that it will not recommend enforcement if the Corporation omits the Proposals from its Proxy Materials on these grounds.

2. ***The Proposals May be Omitted Pursuant to Rule 14a-8(c) Because John Chevedden Is the Beneficial Owner of AT&T Stock Under Rule 13d-3 via His Proxy Relationships, and Has Submitted More Than One Proposal for the 2007 Annual Meeting.***

Whether or not the Staff concurs with our position in section 1 above, the proxy granted to John Chevedden by the Nominal Proponents expressly imparts to him the right to vote the shares, and consequently makes him the "beneficial owner" of the AT&T shares held by the Nominal Proponents, in accordance with Rule 13d-3(a) of the Exchange Act. Securities Act Release No. 17517 (February 5, 1981), referring to the intended broad use of the definition of "beneficial owner," provides that "the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept." Per Securities Act Release No. 17517, the Rule 13d-3(a) definition of beneficial ownership applies for purposes of Rule 14a-8(c), as the release specifically references the application of Rule 13d-3 to Schedule 14A. As a result, it is our view that John Chevedden is the beneficial owner of AT&T shares held by the Nominal Proponents, and that consequently the Proposals are made by the same shareholder. As noted above, the beneficial owner of shares is permitted to submit only one proposal to an issuer per year. Accordingly, the Corporation has grounds to omit the Proposals pursuant to Rule 14a-8(c).

Rule 13d-3(a) includes in its definition of "beneficial owner" any person who, directly or indirectly, through contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power. In the present situation, the Nominal Proponents granted to John Chevedden, in writing, "the proxy to act on [Nominal

Proponent's] behalf in shareholder matters, *including* this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during, and after the forthcoming shareholder meeting." (emphasis added). The term "including" in this context broadens the powers granted to John Chevedden beyond mere representation for purposes of the Proposals, and expressly grants him voting rights as well. Rule 13d-3(a) provides that beneficial ownership of securities exists where a person has the right to vote the securities. Because the proxy agreement between each of the Nominal Proponents and John Chevedden confers voting rights to John Chevedden, he is a beneficial owner of the Corporation's stock under the definition provided by Rule 13d-3(a). In fact, once John Chevedden submits the proposal, pursuant to his proxy, he has the exclusive authority to re-write, withdraw, vote, and settle any matters related to the proposal, all without the consent of the shareholder; moreover, the proxies make John Chevedden the Corporation's sole contact for matters relating to the Proposals.

Securities Act Release 34-12999 (November 22, 1976), applies the one-proposal limit "collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." Thus, as a beneficial owner, John Chevedden is subject to Rule 14a-8(c). This Release further provides that the "Commission wishes to make it clear that such tactics [to evade Rule 14a-8] may result in measures such as the granting of requests by the affected managements for a 'no-action' letter concerning the omission from their proxy material of the proposals at issue."

The language of this Release is on-point with the circumstances of the Proposals. As described above, John Chevedden has a beneficial interest in the securities of the Nominal Proponents. As discussed in conjunction with section 1 above, it appears that the proxy agreement with the Nominal Proponents is a maneuver constructed solely to "evade the limit" of Rule 14a-8(c), as contemplated by Securities Act Release 43-12999. Accordingly, Securities Act Release No. 34-12999 permits us to exclude all three Proposals on these grounds. Therefore, we respectfully request on behalf of the Corporation that the Staff will confirm that it will not recommend enforcement if the Corporation omits the Proposals from its Proxy Materials.

II. The Proposals May Each be Excluded Due to Substantive Deficiencies Under Provisions of Rule 14a-8(i) and 14a-9.

A. The Chevedden Proposal.

The Chevedden Proposal reads: "RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend that our Board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the majority vote required for formal adoption of this proposal topic."

1. The Corporation May Exclude the Chevedden Proposal under Rule 14a-8(i)(10) Because it has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement if the company has "already substantially implemented the proposal." We believe the Corporation may omit the Chevedden Proposal from its Proxy Statement under Rule 14a-8(i)(10) because the Corporation has implemented the material provisions reflected in the proposal.

The Corporation has already implemented amendments to its bylaws having substantially the same effect as those proposed. The Chevedden Proposal calls for adoption of a "simple majority vote to apply to the greatest extent possible." As disclosed in the Corporation's Current Report on Form 8-K filed with the Commission on November 20, 2006, the Corporation's Board on November 17, 2006 amended Section 6 of the Bylaws[2] to provide that at any meeting of stockholders, "All matters, other than the election of Directors, shall be determined by a majority of votes cast, unless a greater number is required by law or the Certificate of Incorporation for the action proposed." Furthermore, at uncontested elections of Directors, Section 6 of the Amended Bylaws provides for a majority voting standard. See also Entergy, Inc. (January 31, 2006), (where the Staff found that a proposal to adopt a "simple majority vote" on issues subject to shareholder vote was excludable when the company had previously amended its bylaws to have the same effect as the proposal).

Thus, the Corporation's Amended Bylaws require a simple majority vote on all matters except as otherwise required by law. (The Certificate of Incorporation contains no supermajority voting requirements, including the case of Director elections.) This is precisely the import of the Chevedden Proposal.

There are immaterial differences between the scope of majority voting per the Chevedden Proposal ("to the greatest extent possible") and the Amended Bylaws ("unless a greater number is required by law or the Certificate of Incorporation for the action proposed"). These minor differences, however, do not undermine the basis for omission of the Chevedden Proposal. In applying the "substantially implemented" standard, the Commission has indicated that the proposal need not be "fully effected" by the company, and the Staff does not require a company to implement every aspect of a proposal in question. See Securities Act Release No. 34-20091 (August 16, 1983). Moreover, "substantial implementation" requires only that the company's actions "satisfactorily address the underlying concerns of the proposal." Masco Corp. (March 29, 1999).

The Corporation's bylaw amendments have the same effect as the provisions of the Chevedden Proposal, as discussed above. Moreover, the underlying concerns of the Chevedden Proposal, as provided by the Supporting Statement, are that "the current rule

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[2] A copy of the Amended Bylaws has been included with this letter as Exhibit D.

allows a small minority to frustrate the will of our shareholder majority." The Corporation's elimination of supermajority voting through its bylaw amendment addresses the Chevedden Proposal's stated concern by requiring only a simple majority vote in all shareholder actions except as otherwise required by law. Accordingly, we believe we should be permitted to exclude the Chevedden Proposal on the grounds that it has been substantially implemented.

2. The Chevedden Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 and Therefore May be Omitted Pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal if the proposal or its supporting statement "is contrary to any of the Commission's proxy rules," including the Rule 14a-9 prohibition on materially false or misleading statements in proxy materials. We believe that the Corporation may omit the Chevedden Proposal pursuant to Rule 14a-8(i)(3) because its resolution and Supporting Statement contain materially false and misleading statements in violation of Rule 14a-9.

Staff Legal Bulletin 14B (CF), Part B.4. (Sept. 15, 2004), ("SLB 14B") permits exclusion where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection may also be appropriate where the proposal and the supporting statement, when read together, have the same result." Furthermore, proposals may be excludable as vague and indefinite where the proposal fails to define its critical terms or otherwise provide guidance to the Board regarding the proposal's implementation. See, e.g., Proctor & Gamble (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); and Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires").

Several significant provisions in the Chevedden Proposal are vague and indefinite because their critical terms are not defined and because these provisions otherwise lack guidance necessary for the Board to implement the proposal. In addition, other portions of the Supporting Statement are misleading. An analysis of provisions at issue follows:

"*Each step necessary to adopt.*" The proposal does not define the meaning of the phrase "each step necessary to adopt." While the proposal offers that such steps may include "using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders," the meaning of "special company solicitations" and the nature of "management contacts with major shareholders" is also unclear. "All means in the Board's power" is likewise expansive and indefinite. Without definitions of the proposed scope of these means, this proposal, if adopted, would be virtually impossible for the Board to implement. Moreover, without expression of at least some limiting principle, shareholders would not, with reasonable certainty, be able to determine the precise effect of the provision on which they are voting. Accordingly, these ambiguities and lack of guidance regarding implementation of the resolution render the proposal inherently vague and indefinite under the meaning of SLB 14B.

"*Simple majority vote.*" The Chevedden Proposal provides no definition of "simple majority vote," and it is unclear whether such a vote applies to shareholder actions, Board actions, the election or re-election of Directors, or all of these. As such, voting shareholders may not be able to determine, with reasonable certainty, the precise scope and terms of the proposal on which they are voting. Moreover, this same ambiguity would make it impossible for the Board to ascertain, with certainty, the scope and type of action required to implement the proposal.

"*To the greatest extent possible.*" This provision is so expansive as to be misleading to shareholders, as the sweep of the resolution does not make clear when exceptions to majority voting may be required, either by extraordinary circumstances, such as a business combinations or changes-in-control, or those for which the Certificate of Incorporation may require specific voting terms per Delaware state law, such as Delaware General Corporation Law ("DGCL") §251 pertaining to mergers. Moreover, neither the Chevedden Proposal nor its Supporting Statement provides guidance to the Board regarding implementation of the proposal.

"*Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 67%-vote on at least one key governance issue, if our vote is an overwhelming 66%-yes and only 1%-no—only 1% could force their will on our 67%-majority.*" This provision of the Supporting Statement is false. Based on the recent implementation of majority voting provisions in the Amended Bylaws, only a majority vote is required on any issue, except as otherwise required by law. Consequently, we believe we have grounds to omit this provision from our Proxy Statement in accordance with Rule 14a-8(i)(3).

It is our view that the ambiguities resident in the foregoing provisions are inherently vague and indefinite within the meaning of SLB 14B, or otherwise misleading pursuant to Rule 14a-9. Accordingly, when viewed as a whole, we believe the Chevedden Proposal to be inherently vague and indefinite, and thus excludable under Rule 14a-8(i)(3). For these reasons, we believe the Corporation has sufficient grounds to omit the Chevedden Proposal from its Proxy Statement.

B. The Rossi Proposal.

The Rossi Proposal reads: "Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our

Company's governance documents (charter or bylaws) to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting."

The Corporation May Exclude the Rossi Proposal under Rule 14a-8(i)(10) Because It has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement if the company has "already substantially implemented the proposal." We believe the Corporation may omit the Rossi Proposal from its Proxy Statement under Rule 14a-8(i)(10) because the Corporation has implemented the material provisions reflected in the proposal.

The Corporation has already implemented amendments to its bylaws having substantially the same effect as those proposed. The Rossi Proposal requests the Board to provide for election of directors by "an affirmative majority of votes cast at an annual shareholder meeting." As disclosed in the Corporation's Current Report on Form 8-K filed with the Commission on November 20, 2006, the Board on November 17, 2006 amended Section 6 of its Bylaws to provide that "in an election of Directors, each Director shall be elected by the vote of the majority of the votes cast with respect to that Director's election. If a nominee for Director is not elected and the nominee is an incumbent Director, the Director shall promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors."

The Director Election provision of the Amended Bylaws is substantially the same as the Rossi Proposal. The Supporting Statement "requests that a majority vote standard replace the current plurality vote . . . and provide that our director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board." The Amended Bylaws satisfy this request by replacing the plurality standard with a majority standard, which pertains to both Director elections and re-elections. Accordingly, we believe we may omit the Rossi Proposal as substantially implemented. See, e.g., Entergy, Inc. (January 31, 2006).

There are immaterial differences between the Rossi Proposal and the Amended Bylaws. For example, the Amended Bylaws go further than the Rossi Proposal by requiring that an incumbent Director who does not receive a majority vote tender his or her resignation. In the absence of such a requirement, under the Delaware General Corporation Law ("DGCL") §141(b), an incumbent Director who was not re-elected would continue in office as a holdover Director. The resignation feature is intended to further the purpose of ensuring that all Directors have been elected by majority vote. The Rossi Proposal does not contain a resignation requirement. The "underlying concern of the [Rossi] proposal," insofar as it may be ascertained from its Supporting Statement, is to implement a "majority vote standard [to] replace our Company's current plurality vote." We believe that the Amended Bylaws address this underlying concern. See, e.g., Masco Corp., (March 29, 1999). Moreover, we believe that the Amended Bylaws fully implement the Rossi Proposal—and in fact go beyond the Rossi Proposal—and that we should thus be permitted to exclude the Rossi Proposal under Rule 13a-8(i)(10) as substantially implemented.

C. *The Steiner Proposal.*

The Steiner Proposal reads: "RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting."

The Steiner Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 and Therefore May be Omitted Pursuant to Rule 14a-8(i)(3).

We believe the Steiner Proposal may be omitted under Rule 14a-8(i)(3) because its language is sufficiently vague and indefinite to render it false and misleading under the definition provided by SLB 14B. Moreover, we believe that the Supporting Statement contains objectively false statements of fact, permitting the Corporation to omit these statements under Rule 14a-9.

a. *Vague and Indefinite Statements.*

SLB 14B permits exclusion of a proposal as vague and indefinite if neither the Corporation nor the shareholders voting on the proposal would be able "to determine with any reasonable certainty exactly what actions or measures the proposal requires." At the forefront of the Steiner Proposal's ambiguity is its reference to "holders of at least 10% to 25% of the outstanding common stock." This statement is ambiguous because, taking the Steiner Proposal as a whole, there are at least two possible readings of this provision, and it is unclear which construction is intended, as each is vague and indefinite under SLB 14B standards.

One reading of this provision would construe "10%" and "25%" to represent the threshold of shares required to call a special shareholder meeting. Given this construction, neither the Board nor shareholders are provided with guidance to whether the intended threshold is 10%, 25%, or some discrete point in between. Moreover, the Steiner Proposal is unclear as to whether the Board or shareholders are responsible for selecting the appropriate threshold.

This reading of the Steiner Proposal would make its implementation virtually impossible for the Board because the Board could not "determine with any reasonable certainty" what the proposal entails, as significant substantive differences result from choosing a threshold at the bottom or top end of the range presented. For example, a 10% threshold would permit as few as two 5% shareholders to convene a special meeting. Alternatively, a 25% threshold would likely require coordinated action by a significantly larger number of shareholders. Because of the Corporation's very high market concentration, it would be extremely costly for a shareholder to achieve a significant percentage interest. Thus, it is likely that a 25% voting interest to call a special meeting under the 25% interpretation of the Steiner Proposal would require many shareholders to act. The difference between a 10% and 25% threshold is therefore not merely a question of differences in percentages, but also of the nature of the effort required for shareholders to call a special meeting—a small group versus a broad solicitation.

The resolution and Supporting Statement of the Steiner Proposal do not acknowledge the disparate results achieved by adopting as the required threshold either the floor or ceiling of the proposed range; thus, the Steiner Proposal does not provide any substantive guidance on the specific threshold it intends the Board to implement. Accordingly, if shareholders interpreted the required threshold to be 25%, and the Board 10%, then shareholders may adopt a proposal materially different than that for which they believed they voted. Consequently, we believe this significant ambiguity readily meets the "vague and indefinite" standard provided by SLB 14B, and the Steiner Proposal should thus be omitted from the Proxy Statement.

An alternative reading of the proposal, however, would permit only individual shareholders holding a minimum of 10% to a maximum of 25% of outstanding shares to call a special meeting, to the exclusion of others. The result of such a reading is illogical (though plausible), as holders of less than 10% of the Corporation's shares, as well as those holding greater than 50% of outstanding shares, would not have the power to convene a special meeting, while holders owning between 10% and 25% of the Corporations shares would have such power. Nonetheless, the existence of two plausible readings of the provision, along with the absence of guidance indicating which reading is intended, demonstrates that the language of the provision is plainly ambiguous. Accordingly, we believe the Steiner Proposal to be vague and indefinite under the meaning set forth in SLB 14B, and thus subject to omission under Rule 14a-8(i)(3).

b. Materially False and Misleading Statements of Fact.

SLB 14B also permits exclusion of proposals under Rule 14a-8(i)(3) where "the company demonstrates objectively that a factual statement is materially false or misleading." We believe we can demonstrate objectively that the Steiner Proposal contains statements that are false and misleading within the meaning of Rule 14a-9.

The Steiner Proposal states that "Prominent institutional investors and organizations support allowing shareholders to call a special meeting. Fidelity [and] Vanguard . . . are among the mutual fund companies supporting a shareholder right to call a special meeting." The proposal goes on to assert that "Governance ratings services, such as The Corporate Library . . . take special meeting rights into account when assigning company ratings." We note the following factual inaccuracies with respect to these statements, and believe that the affected portions of the Supporting Statement should be omitted.

- The Proponent's statement with respect to Fidelity's policy is false. Fidelity has two sets of guidelines for proxy voting: one for all Fidelity funds other than index funds, the other for index funds only. Only guidelines for equity index funds provide a policy for voting against a reduction or limitation of shareholder rights, specifically including the ability to call meetings. Guidelines for the Fidelity non-index funds are silent on the subject. This false statement is significant because it overstates the commitment to such a special meeting provision of Fidelity, a company likely well-known to many of the Corporation's shareholders, and may garner shareholder support based on falsely induced assumptions. See http://personal.fidelity.com/myfidelity/InsideFidelity/InvestExpertise/governance.shtml.

- The Proponent's statement with respect to Vanguard's policy is false. Vanguard's proxy voting guidelines state that "the funds support shareholders' right to call special meetings of the board." The guidelines are silent on the rights of shareholders to call special meetings of the shareholders. This false statement is significant for the same reason as the statement regarding Fidelity, in that Vanguard is also a company that is likely well-known to many of the Corporation's shareholders, and such a statement may garner support based on falsely induced assumptions.
  See https://flagship.vanguard.com/VGApp/hnw/content/Home/WhyVanguard/AboutVanguardProxyVotingGuidelinesContent.jsp.

- The Proponent's statement with respect to The Corporate Library ("TCL") is misleading. The relevant excerpt from TCL's rating methodology states: "The Takeover Defenses component comprises approximately 10% of a company's overall rating. While takeover defenses can take many forms, involving varying degrees of complexity, they all focus on control of the enterprise. The question we ask is: Do management and the board have more control over the company than public shareholders? TCL Ratings favor companies with more shareholder friendly takeover defense configurations. Companies that fail our screens indicate that shareholders will have little or no say in the event of a takeover bid." Thus, TCL makes no mention of calling a special meeting as a factor it considers. The Supporting Statement of the Steiner Proposal misstates the relevance of the special meeting provision as it relates to TCL's governance ratings, and may thus falsely induce shareholder support for the Steiner proposal. See http://www.thecorporatelibrary.com/RatedCompanies/index.html.

* * *

For the reasons set forth above, on behalf of the Corporation, we ask the Staff to recommend to the Commission that no action be taken if the Proposals are omitted from the Corporation's 2007 proxy statement. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If the Staff does not concur that the Corporation may exclude the Proposals referenced herein, we respectfully request on behalf of the Corporation that the decision be promptly appealed to the full Commission for reconsideration, and that we be promptly notified of that appeal.

The Proponents (or their proxy) are requested to copy the undersigned on any response it may choose to make to the Staff. I may be contacted regarding this letter at (212) 558-3840, or via fax at (212) 558-3588.

Sincerely,

John T. Bostelman JTB/JG

John T. Bostelman

cc: John Chevedden

NY12529:406091.3

EXHIBIT A

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angles, CA 90043

Legal Department
San Antonio, TX

OCT 25 2006

RECEIVED

Mr. Edward E. Whitacre
Chairman
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Rule 14a-8 Proposal

Dear Mr. Whitacre,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Ray T. Chevedden 10-15-06
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

cc: Joy Rick
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
Richard Dennis
General Attorney
PH: 210-351-3326
FX: 210-370-1785
Cindy Parsons
FX: 210-351-3521

[Rule 14a-8 Proposal, October 25, 2006]

3 – Adopt Simple Majority Vote

RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend that our Board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the majority vote required for formal adoption of this proposal topic.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents. This proposal includes no more than a simple majority vote in regard to acting by written consent.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsors this proposal.

This topic won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 67%-vote on at least one key governance issue, if our vote is an overwhelming 66%-yes and only 1%-no — only 1% could force their will on our 67%-majority.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "D" in Corporate Governance.
  - "Very High Concern" in CEO Compensation – $16 million.
  - "High" in Overall Governance Risk Assessment

- We had no Independent Chairman – Independent oversight concern.
- We had to marshal a 67% shareholder vote on at least one key governance issue – Entrenchment concern.
- Cumulative voting was not allowed.
- Poison pill: A 2003 shareholder proposal wining a 60% vote asked our management to commit to not adopt a poison pill without seeking shareholder approval. Management has not implemented any such poison pill limitation in response to the 2003 proposal.

Additionally:

- There were too many active CEOs on our board (4) – Independence and over-extension concerns.
- Six directors were allowed to hold 4 or 5 director seats each – Over-extension concern.
- Three of our key directors served on Boards rated "D" by The Corporate Library:
  1) Mr. Whitacre, our CEO/Chairman – served on the Anheuser-Busch (BUD) board rated D.
  2) Mr. Busch, our Nomination Committee Chairman – also served on the Anheuser-Busch (BUD) board rated D, plus the Emerson Electric (EMR) board rated D.
  3) Mr. Henderson, our Lead Director and Compensation Committee Chairman – served on the Ryerson (RYI) board rated D.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes to:

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

It is respectfully requested that management publish this proposal in the same editing format as it was submitted.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

EXHIBIT B

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Edward E. Whitacre
Chairman
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Rule 14a-8 Proposal

Dear Mr. Whitacre,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Nick Rossi 10/2/06

cc: Joy Rick
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
Richard Dennis
General Attorney
PH: 210-351-3326
FX: 210-370-1785
Cindy Parsons
FX: 210-351-3521

[Rule 14a-8 Proposal, October 30, 2006]

3 – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws) to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

This proposal requests that that a majority vote standard replace our Company's current plurality vote. This new standard should provide that our director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board to apply this in at least uncontested elections. This proposal asks that our directors to the fullest extent possible not make any provision to override our shareholder vote and keep a director in office who fails this criteria.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change. Policies that allow director nominees, with minuscule votes, to get away with only offering to resign are inadequate because they are still based on plurality voting. Changing the standard to a majority vote to the greatest extent feasible is a superior solution that merits shareholder support.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

Currently one yes-vote from our 3.8 billion shares can elect a director. Additionally, eighty-seven (87) shareholder proposals on this topic won an impressive 47% average yes-vote in 2006. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

Directors to be Elected by Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

It is respectfully requested that management publish this proposal in the same editing format as it was submitted.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

EXHIBIT C

Legal Department
San Antonio, TX
NOV 8 2006
RECEIVED

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Edward E. Whitacre
Chairman
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Rule 14a-8 Proposal

Dear Mr. Whitacre,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner

William Steiner

10/12/06
Date

cc: Joy Rick
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
Richard Dennis
General Attorney
PH: 210-351-3326
FX: 210-370-1785
Cindy Parsons
FX: 210-351-3521
FX: 210-351-3467

[Rule 14a-8 Proposal, November 8, 2006]
3 – Special Shareholder Meetings

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% to 25% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states (though not Delaware, where our company is incorporated) provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, a 10% to 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

Prominent institutional investors and organizations support allowing shareholders to call a special meeting. Fidelity, Vanguard, American Century and Massachusetts Financial Services are among the mutual fund companies supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the Connecticut Retirement Plans, the New York City Employees Retirement System and the Los Angeles County Employees Retirement Association, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

Special Shareholder Meetings
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

<u>EXHIBIT D</u>

Effective November 17, 2006

AT&T INC.

Incorporated under the Laws of the State of Delaware, October 5, 1983

Bylaws

Article I

Stockholders

Section 1. Annual Meeting

An annual meeting of the stockholders, for the election of Directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall fix each year.

Section 2. Special Meeting

Special meetings of the stockholders may be called at any time, either by the Board of Directors or by the Chairman of the Board, and the Chairman of the Board shall call a special meeting whenever requested in writing to do so by stockholders representing two-thirds of the shares of the corporation, then outstanding, and entitled to vote at such meeting. This request must specify the time, place and object of the proposed meeting. Only such business as is specified in the notice may be conducted at a special meeting of the stockholders.

Section 3. Notice of Meetings

Written notice of all meetings of the stockholders shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held. The notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

When a meeting is adjourned to another place, date, or time, written notice need not be given of the meeting when reconvened, if the place, date, and time thereof are announced at the meeting at which the adjournment is taken. If the date of the meeting to be reconvened is more than thirty (30) days after the date for which notice of the meeting was originally given or if a new record date is fixed for the meeting, written notice of the place, date and time of the meeting to be reconvened shall be given in conformity herewith. At any reconvened meeting, any business may be transacted that might have been transacted at the original meeting.

Section 4. Quorum

At any meeting of the stockholders, the holders of forty percent (40%) of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business.

If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of the stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.

Section 5. Organization

The Chairman of the Board, or a Director or officer as the Chairman of the Board may designate, shall act as chairman of the stockholders' meeting. The chairman of the meeting shall designate an officer to act as a secretary for the meeting in the absence of the corporation's Secretary.

Section 6. Proxies and Voting

At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy.

Each holder of common stock represented in person or by proxy at any such meeting and entitled to vote on a matter shall have one vote on such matter for every share of common stock that is registered in the stockholder's name on the record date for the meeting.

All voting may be by a voice vote, provided that upon demand of a stockholder entitled to vote in person or by proxy, a recorded vote of all shares of stock at the meeting shall be taken.

All matters, except as provided below, shall be determined by a majority of the votes cast, unless a greater number is required by law or the Certificate of Incorporation for the action proposed. In an election of Directors, each Director shall be elected by the vote of the majority of the votes cast with respect to that Director's election. If a nominee for Director is not elected and the nominee is an incumbent Director, the Director shall promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors. The Corporate Governance and Nominating Committee will make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors will act on the tendered resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Corporate Governance and Nominating

Committee in making its recommendation and the Board of Directors in making its decision may each consider any factors or other information that they consider appropriate and relevant. Any Director who tenders his or her resignation in accordance with this Section will not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board of Directors with respect to his or her resignation.

If the number of persons properly nominated for election as Directors as of the date that is ten (10) days before the record date for determining stockholders entitled to notice of or to vote at such meeting shall exceed the number of Directors to be elected, then the Directors shall be elected by a plurality of the votes cast.

For purposes of this Section, a majority of votes cast shall mean that the number of shares voted "for" a matter or "for" the election of a Director exceeds the number of votes cast "against" such matter or "against" the election of such Director.

Section 7. Nomination of Directors

Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nomination of persons for election to the Board of Directors may be made at any annual meeting of stockholders (a) by or at the direction of the Board of Directors or any duly authorized committee thereof or (b) by any stockholder of the corporation entitled to vote for the election of Directors at the annual meeting. In addition to any other applicable requirements, a nomination made by a stockholder shall be pursuant to timely notice in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be received at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

To be in proper written form, a stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as Director (i) the name, age, business address, and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations of proxies for election of Directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by such stockholder, and (iii) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for the election of Directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director if elected.

No person shall be eligible for election as a Director of the corporation unless nominated in accordance with the procedures set forth in this Section 7. If the Chairman determines that a nomination was not made in accordance with the foregoing procedure, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 8. Conduct of Annual Meeting

No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof), or (c) otherwise properly brought before the meeting by a stockholder as of the record date for the determination of stockholders entitled to vote at such annual meeting. In addition to any other applicable requirements for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be received at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

The foregoing notice requirements of this Section shall be deemed satisfied by a stockholder if the stockholder has notified the corporation of his or her intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the corporation to solicit proxies for such annual meeting.

To be in proper written form, stockholder's notice to the Secretary must set forth, as to each matter such stockholder proposes to bring before the annual meeting, (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record of such stockholder, and (iv) any material interest of the stockholder in such business.

No business shall be conducted at the annual meeting of stockholders except in accordance with the procedures set forth in this Section 8; provided, however, that nothing in this Section 8 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting. If the Chairman determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not brought properly before the meeting and such business shall not be transacted.

Article II

Board of Directors

Section 1. Number and Terms of Office

The business and affairs of the corporation shall be under the direction of a Board of Directors. The number of Directors shall be set from time to time by a majority vote of the total number of Directors then serving in office.

The terms of office of all Directors who are in office immediately prior to the closing of the polls for the election of Directors at the 2005 annual meeting of stockholders shall expire at such time. At each annual meeting of stockholders beginning with the 2005 annual meeting of stockholders, the Directors shall be elected to hold office until the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Section 2. Increases and Decreases in Directors

The Board of Directors may increase or decrease the number of Directors as provided in Section 1 of this Article II. Any vacancies created by an increase in the number of Directors shall be filled as provided in Section 3 of this Article II.

Section 3. Vacancies and Newly Created Directorships

Vacancies and newly created directorships resulting from an increase in the authorized number of Directors may be filled by a majority of Directors then in office.

Section 4. Regular Meetings

Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall be established by the Board of Directors. A notice of each regular meeting shall not be required.

Section 5. Special Meetings

Special meetings of the Board of Directors may be called by one-third of the Directors or by the Chairman of the Board and shall be held at such place, on such date, and at such time as the Directors calling the meeting or the Chairman of the Board shall fix. Notice of a special meeting shall be given to each Director in any of the following ways: in person, by telephone or by delivery of a written notice or facsimile communication to the Director's business or residence. Notice given in writing or by facsimile communication to the Director's business or residence must be delivered at least twenty-four (24) hours before such meeting. Notice given by telephone or in person shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice of such meeting. A written waiver of any notice, signed by a Director, whether before or after the time of the event for which notice is to be given, shall be equivalent to the notice required to be given to such person.

Section 6. Quorum

At any meeting of the Board of Directors, a majority of the total number of the Directors shall constitute a quorum.

Section 7. Committees of the Board of Directors

The corporation elects to be governed by the provisions of Section 141(c)(2) of the General Corporation Law of the State of Delaware, as amended effective July 1, 1996. The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall elect a Director or Directors to serve as the member or members, designating, if it desires, other Directors as alternate members who may replace any absent or disqualified members at any meeting of the committee. Any committee so designated may exercise the power and authority of the Board of Directors as permitted by law. In the absence or disqualification of any member of any committee and any alternate member designated to replace such member, the members of the committee present at the meeting and not disqualified from voting may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. Meetings of a committee may be set by the committee or may be called by one-third of the Directors then serving on the committee, the chairman of the committee, or the Chairman of the Board and shall be held at such place, on such date, and at such time as the person or persons calling the meeting shall fix. Notice of a committee meeting shall be given to a Director in any of the following ways: in person, by telephone or by delivery of a written notice or facsimile communication to the Director's business or residence. Notice given in writing or by facsimile communication to the Director's business or residence must be delivered at least twenty-four (24) hours before such meeting. Notice given by telephone or in person shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of a committee need be specified in the notice of such meeting. A written waiver of any notice, signed by a Director, whether before or after the time of the event for which notice is to be given, shall be equivalent to the notice required to be given to such person. No notice is required if a committee meeting is set by the committee.

If not otherwise fixed by the Board of Directors, the number of members making up a committee shall equal the number of Directors then serving on the committee from time to time. At any meeting of a committee, a majority of the number of Directors then serving on the committee shall constitute a quorum.

Each committee may determine procedural rules for the conduct of its meetings and business, and shall act in accordance therewith, unless otherwise provided by the Board of Directors in the resolution establishing the committee.

Article III

Officers of the Company

Section 1. Generally

The officers of the corporation shall consist of a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, a Treasurer, and a Vice President-Chief Financial Officer appointed by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, and such other officers and agents as the Board of Directors may desire. Officers shall be appointed by the Board of Directors at its first meeting after every annual meeting of stockholders. Each officer or agent appointed by the Board of Directors shall hold office until a successor is elected and qualified or until such person's earlier resignation or removal. Any number of offices may be held by the same person.

Section 2. Duties of the Chairman of the Board

The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors.

Unless otherwise directed by the Board of Directors, the Chairman of the Board, or such other officer or agent as the Chairman of the Board may designate, shall have authority to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of stockholders, or with respect to any action of stockholders of any other corporation in which this corporation may hold securities, and otherwise to exercise any and all rights and powers that this corporation may possess by reason of its ownership of securities in any other corporation.

Section 3. Duties of the President

The President shall perform the duties as usually pertain to the office and such other duties as may from time to time be assigned.

Section 4. Duties of Vice Presidents

Each Vice President shall perform the duties as usually pertain to the office to which appointed and such other duties as may from time to time be assigned.

Section 5. Duties of Secretary and Assistant Secretaries

The Secretary shall make a record of the proceedings of all meetings of the stockholders, Board of Directors and any committee of Directors, in books to be kept for that purpose. The Secretary shall also give and publish all necessary notices of all meetings, have custody of the corporate seal and affix it when authorized, and preserve and keep all general contracts, papers and documents. In general, the Secretary shall perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned.

Each Assistant Secretary shall perform such duties of the Secretary as may from time to time be assigned.

Section 6. Duties of Treasurer and Assistant Treasurers

The Treasurer shall have charge of all monies, funds and securities which may come into the Treasurer's possession, maintain deposits of the corporation's monies and funds in such depositories as the Board of Directors, the Chairman of the Board or the President shall approve, make disbursements of such monies and funds under direction of the Board of Directors, the Chairman of the Board, or the President, keep an account of all receipts and disbursements, and make such reports as may be required. The Treasurer shall also maintain a record of the outstanding shares of stock in the corporation, a stock transfer record and a list of the stockholders of the corporation. In general, the Treasurer shall perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned.

Each Assistant Treasurer shall perform such duties of the Treasurer as may from time to time be assigned.

Section 7. Duties of the Vice President-Chief Financial Officer

The Vice President-Chief Financial Officer shall be the principal officer in charge of the accounts of the corporation and shall perform all duties incident to the office of Vice President-Chief Financial Officer and such other duties as from time to time may be assigned.

Section 8. Delegation of Authority

The Board of Directors may from time to time assign or delegate the powers, authorities or duties of the Chairman of the Board, the President or any officer or agent to any other officers or agents, notwithstanding any provision hereof.

Article IV

Indemnification

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the corporation) by reason of the fact that such person is or was a Director, officer or employee of the corporation, or, while such person is or was a Director, officer or employee of the corporation, such person is or was serving at the request of the corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, but in each case only if and to the extent permitted under applicable state or federal law.

The indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent, and shall inure to the benefit of the heirs and personal representatives of such a person.

Article V

Stock

Section 1. Stock Certificates; Uncertificated Shares

The shares of the corporation shall be represented by certificates, provided that the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by the Chairman or Vice-Chairman of the Board of Directors, or the President or Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of such corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 2. Transfers of Stock

Transfers of stock shall be made only on the stock transfer record of the corporation and upon surrender of the certificate previously issued therefore which is outstanding and not canceled, except in the case of uncertificated shares.

Section 3. Transfer on Death Directions

At the request of a stockholder residing in a state that permits transfer on death directions by law, the Treasurer shall record on the stockholder's certificate, or, in the case of uncertificated shares, upon the account statements evidencing the shares, a direction to transfer the stockholder's interest in the corporation to a person designated by the stockholder on death of the stockholder. The Treasurer shall execute such direction upon proof of death of the stockholder, surrender of the outstanding certificate with the direction written thereon, and under such regulations as may be prescribed by the Treasurer.

Article VI

Miscellaneous

Section 1. Facsimile Signatures

In addition to the provision for the use of facsimile signatures on stock certificates as provided in Section 1 of Article V, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors.

Section 2. Corporate Seal

The Board of Directors shall provide a suitable seal for the corporation that contains the name of the corporation and the state of incorporation, which seal shall be kept by the Secretary.

Section 3. Fiscal Year

The fiscal year of the corporation shall be identical with the calendar year unless otherwise established by the Board of Directors.

Section 4. Time Periods

In applying any provision of these Bylaws which requires that an act be done or not be done in a specified number of days prior to an event, or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used. The day of the doing of the act shall be excluded and the day of the event shall be included.

Article VII

Amendments

These Bylaws may be amended or repealed in accordance with the Certificate of Incorporation by the Board of Directors at any meeting or by the stockholders at any meeting.

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Friday, December 15, 2006 1:07 AM
To:	CFLETTERS
Cc:	Nancy Justice
Subject:	AT&T Inc. (T) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 14, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

AT&T Inc. (T)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposals: Directors to be Elected by Majority Vote Proposal, Nick Rossi Proponent Special Shareholder Meetings, William Steiner Proponent Adopt Simple Majority Vote Proposal, Ray T. Chevedden Proponent

Ladies and Gentlemen:

This is an initial response to the company November 30, 2006 no action request.

To being the proponents, Mr. Nick Rossi, Mr. William Steiner and Ray T. Chevedden, are informed on corporate governance issues. Mr. Rossi and Mr. Steiner started submitting rule 14a-8 proposals more than 10-years ago and many years before the undersigned started submitting rule 14a-8 proposals.
The comments of Mr. Steiner and Mr. Rossi at annual meetings have been quoted in the media a number of times during the last 20-years. Mr. Steiner, Mr. Rossi and Mr. Ray T. Chevedden have far more than a [3]nominal[2]

interest in good corporate governance.

It seems somewhat perverse that the company would seek to deny Mr. Steiner, Mr. Rossi, Mr. Ray T. Chevedden and the undersigned of the benefits of sharing their corporate governance experience. Meanwhile the company takes advantage of going to an outside law firm which clearly benefits from applying the lessons leaned in serving one client to serve multiple clients.

The company[1]s position on corporate governance appears to be that one-side should be prevented from cooperating while the other-side can take advantage of using an outside law firm which has learned from the shared experiences of multiple clients.

The company seems to pretend that this is the first time that TRW, Inc. (January 24, 2001) has ever been used in support of a no action request involving the undersigned. To the contrary this TRW case has been cited a number of times and it is believed to have always failed in regard to the undersigned. This failure is believed to be due to the fact that the unique circumstances involving the submittal of the TRW proposal have never been repeated.

Nonetheless, given this failure history coupled with the unique circumstances of the TRW case, the company then uses four-pages of its argument to purportedly adapt the 5-point methodology of the unique TRW case to this no action request. However the company runs out of gas when it gets to item 4 and item 5 and then claims that these two-points out of five (40%) are [3]not relevant.[2]

Within this 5-point methodology the company even cites and quotes from the failed Boeing (February 13, 2002):
Abstract:
...A shareholder proposal, which recommends that this company's board of directors obtain shareholder approval for all future severance agreements for senior executives if there is a change of control, may not be omitted from the company's proxy material under rule 14a-8(b) or rule 14a-8(c). The staff states that it is unable to concur with counsel's view that the proposal may be omitted in its entirety under rule 14a-8(i)(3). However, the staff states that portions of the proposal and supporting statement may be omitted as materially false or

misleading under rule 14a-9 unless the proponent provides the company with a proposal and supporting statement, revised in the manner indicated, within seven calendar days after receipt of the staff's response.

On page 7 the company in effect claims the absurdity that if a person works on a shareholder proposal, that person should be deeded a shareholder.

The company seems to go overboard in claming a right to vote for the undersigned. It seems that this company claim should be backed up by an affidavit from the 2006 Inspector of Elections. This affidavit should state that any shareholder who merely had a letter dated 5-months prior to the annual meeting, stating that another person was authorized [3]to act on my behalf in shareholder matters,[2] that this one person would then be allowed to cast the final ballot, based solely on the 5-month old letter, that reversed a mailed-in ballot by the underlying shareholder.

Inconsistent with its argument, the company fails to guarantee that the undersigned can attend the 2007 annual meeting, based on the proposal cover letter, and cast a ballot that overrides the mailed-in ballots of Mr. Steiner, Mr. Rossi and Mr. Ray T. Chevedden. And the company fails to guarantee that any person with a letter [3]to act on my behalf in shareholder matters[2] is guaranteed the right to cast a ballot that overrides the mailed-in ballot of the respective underlying shareholder.

Inconsistent with the company argument, the company fails to state that henceforth it will send the voting materials of any shareholders to the undersigned. Inconsistent with its argument the company fails to produce evidence that the undersigned has the right to sell the stock of any of its shareholders.

This response is sent to the company in non-PDF format. It is respectfully requested that if the company has any further correspondence with the Office of Chief Counsel in this matter, that it likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Nancy Justice <njustice@corp.att.com>

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

RECEIVED

2006 DEC 19 AM 6:04

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

1934 Act/ Rule 14a-8

December 18, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T, Inc. 2007 Annual Meeting - Ray T. Chevedden, Nick Rossi, and William Steiner Shareholder Proposals

Ladies and Gentlemen:

We have previously sent you a letter with respect to shareholder proposals submitted by John Chevedden, acting as proxy for Ray T. Chevedden, Nick Rossi and William Steiner, dated November 30, 2006 and hand delivered to you on December 1, 2006. We refer to the recent electronic communication, dated December 14, 2006, from Mr. Chevedden asking the Staff not to concur in AT&T's conclusion that the Company may omit his three proposals from the proxy statement for its 2007 annual meeting. (We enclose a copy of this correspondence as Exhibit I). With respect to AT&T's conclusion that it may omit the proposals on the basis of Rule 14a-8(c) (submission of more than one proposal), AT&T notified Mr. Chevedden, by letter dated November 15, 2006, of its belief that he submitted three shareholder proposals for inclusion in AT&T's 2007 proxy statement, in violation of Rule 14a-8(c). (We enclose of copy of this letter as Exhibit II). As of December 18, 2006, he has not responded to the Company's request to cure that defect.

AT&T sent Mr. Chevedden its notice within 14 calendar days of its November 8, 2006 receipt of the third of his three proposals. As directed by Staff Legal Bulletin 14 (CF), Part G.3 (July 13, 2001), the Company offered Mr. Chevedden the opportunity to remedy this procedural defect by reducing the number of his proposals, and reminded him that "your response must be postmarked or electronically transmitted to AT&T no later than 14 days from your receipt of" the letter, which was delivered to Mr. Chevedden via UPS on November 16, 2006. (We enclose a copy of the delivery receipt as Exhibit III).

On November 17, 2006, AT&T received from Mr. Chevedden e-mail and fax correspondence that listed the topics of the three proposals he submitted, but did not respond to AT&T's request that he reduce the number of his proposals (Exhibit IV). Because Mr. Chevedden failed to respond to AT&T's notice of defect within 14 calendar days, AT&T may omit his proposals under Rule 14a-8(c), as more fully discussed in our November 30, 2006 letter. Furthermore, Mr. Chevedden's December 15, 2006 response (Exhibit I) to AT&T's letter did not reduce the number of his proposals. Accordingly, we reiterate on behalf of AT&T the conclusion that the proposals may be omitted under Rule 14a-8(c).

The proponent is requested to copy the undersigned on any response he may choose to make to the Staff. I may be contacted regarding this letter at (212) 558-3840, or via fax at (212) 558-3588.

Sincerely,

John T. Bostelman

cc: Mr. John Chevedden

NY12529:406965.1

U.S. Securities and Exchange Commission
Division of Corporation Finance

December 18, 2006

Exhibit I: December 14, 2006 Electronic Correspondence from Mr. Chevedden to the SEC

From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, December 15, 2006 1:23 AM
To: Bostelman, John T.
Subject: AT&T Inc. (T) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 14, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

AT&T Inc. (T)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposals:
Directors to be Elected by Majority Vote Proposal, Nick Rossi Proponent
Special Shareholder Meetings, William Steiner Proponent Adopt Simple Majority Vote Proposal, Ray T. Chevedden Proponent

Ladies and Gentlemen:

This is an initial response to the company November 30, 2006 no action request.

To being the proponents, Mr. Nick Rossi, Mr. William Steiner and Ray T. Chevedden, are informed on corporate governance issues. Mr. Rossi and Mr. Steiner started submitting rule 14a-8 proposals more than 10-years ago and many years before the undersigned started submitting rule 14a-8 proposals. The comments of Mr. Steiner and Mr. Rossi at annual meetings have been quoted in the media a number of times during the last 20-years. Mr. Steiner, Mr. Rossi and Mr. Ray T. Chevedden have far more than a ³nominal² interest in good corporate governance.

It seems somewhat perverse that the company would seek to deny Mr. Steiner, Mr. Rossi, Mr. Ray T. Chevedden and the undersigned of the benefits of sharing their corporate governance experience. Meanwhile the company takes advantage of going to an outside law firm which clearly benefits from applying the lessons leaned in serving one client to serve multiple clients.

The company¹s position on corporate governance appears to be that one-side should be prevented from cooperating while the other-side can take advantage of using an outside law firm which has learned from the shared experiences of multiple clients.

The company seems to pretend that this is the first time that TRW, Inc. (January 24, 2001) has ever been used in support of a no action request involving the undersigned. To the contrary this TRW case has been cited a number of times and it is believed to have always failed in regard to the undersigned. This failure is believed to be due to the fact that the unique circumstances involving the submittal of the TRW proposal have never been repeated.

Nonetheless, given this failure history coupled with the unique circumstances of the TRW case, the company then uses four-pages of its argument to purportedly adapt the 5-point methodology of the unique TRW case to this no action request. However the company runs out of gas when it gets to item 4 and item 5 and then claims that these two-points out of five (40%) are [3]not relevant.[2]

Within this 5-point methodology the company even cites and quotes from the failed Boeing (February 13, 2002):
Abstract:
....A shareholder proposal, which recommends that this company's board of directors obtain shareholder approval for all future severance agreements for senior executives if there is a change of control, may not be omitted from the company's proxy material under rule 14a-8(b) or rule 14a-8(c). The staff states that it is unable to concur with counsel's view that the proposal may be omitted in its entirety under rule 14a-8(i)(3). However, the staff states that portions of the proposal and supporting statement may be omitted as materially false or misleading under rule 14a-9 unless the proponent provides the company with a proposal and supporting statement, revised in the manner indicated, within seven calendar days after receipt of the staff's response.

On page 7 the company in effect claims the absurdity that if a person works on a shareholder proposal, that person should be deeded a shareholder.

The company seems to go overboard in claming a right to vote for the undersigned. It seems that this company claim should be backed up by an affidavit from the 2006 Inspector of Elections. This affidavit should state that any shareholder who merely had a letter dated 5-months prior to the annual meeting, stating that another person was authorized [3]to act on my behalf in shareholder matters,[2] that this one person would then be allowed to cast the final ballot, based solely on the 5-month old letter, that reversed a mailed-in ballot by the underlying shareholder.

Inconsistent with its argument, the company fails to guarantee that the undersigned can attend the 2007 annual meeting, based on the proposal cover letter, and cast a ballot that overrides the mailed-in ballots of Mr. Steiner, Mr. Rossi and Mr. Ray T. Chevedden. And the company fails to guarantee that any person with a letter [3]to act on my behalf in shareholder matters[2] is guaranteed the right to cast a ballot that overrides the mailed-in ballot of the respective underlying shareholder.

Inconsistent with the company argument, the company fails to state that henceforth it will send the voting materials of any shareholders to the undersigned. Inconsistent with its argument the company fails to produce evidence that the undersigned has the right to sell the stock of any of its shareholders.

This response is sent to the company in non-PDF format. It is respectfully requested that if the company has any further correspondence with the Office of Chief Counsel in this matter, that it likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Nancy Justice <njustice@corp.att.com>

Exhibit II: November 15, 2006 Notice of Defect sent to Mr. Chevedden at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407
Fax (210) 351-3467

November 15, 2006

Via UPS
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

AT&T Inc. has received the following stockholder proposals from you:

(1) simple majority vote (received 10/25/06)
(2) majority vote for directors (received 10/30/06)
(3) allow stockholders who own 10%-25% of AT&T Inc. stock to call a special meeting stockholders' meeting (received 11/08/06).

AT&T believes that you have submitted more than one proposal. Under the rules of the Securities and Exchange Commission ("SEC"), a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Therefore, please notify us as to which of these you wish to withdraw. *Your response must be postmarked or electronically transmitted to AT&T no later than 14 days from your receipt of this letter. You should note that if you do not timely advise AT&T which of these proposals you wish to withdraw, AT&T intends to omit all three proposals from its 2007 Proxy Statement in accordance with SEC rules.*

Sincerely,

Nancy H. Justice

** JOB STATUS REPORT * AS OF NOV 15 '06 16:17 PAGE. 01

SBC

JOB #604

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	STATUS
001	11/15	16:16	83103717872	EC--S	00' 28"	001	OK

at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407
Fax (210) 351-3467

November 15, 2006

Via UPS
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

AT&T Inc. has received the following stockholder proposals from you:

(1) simple majority vote (received 10/25/06)
(2) majority vote for directors (received 10/30/06)
(3) allow stockholders who own 10%-25% of AT&T Inc. stock to call a special meeting stockholders' meeting (received 11/08/06).

AT&T believes that you have submitted more than one proposal. Under the rules of the Securities and Exchange Commission ("SEC"), a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Therefore, please notify us as to which of these you wish to withdraw. *Your response must be postmarked or electronically transmitted to AT&T no later than 14 days from your receipt of this letter. You should note that if you do not timely advise AT&T which of these proposals you wish to withdraw, AT&T intends to omit all three proposals from its 2007 Proxy Statement in accordance with SEC rules.*

Sincerely,

Nancy H. Justice

U.S. Securities and Exchange Commission
Division of Corporation Finance

December 18, 2006

Exhibit III: November 16, 2006 UPS Delivery receipt for Notice of Defect sent to Mr. Chevedden

Shipment Receipt

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Transaction Date 15 Nov 2006

Address Information

Ship To:	Shipper:	Ship From:
Mr. John Chevedden	AT&T Inc.	AT&T Inc.
Mr. John Chevedden	Nancy Justice	Nancy Justice
310-371-7872	210-351-3407	210-351-3407
2215 Nelson Avenue, No 205	175 E. Houston Street	175 E. Houston Street
REDONDO BEACH CA 90278-2453	Legal 2nd Floor	Legal 2nd Floor
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Exhibit IV: November 17, 2006 Electronic Correspondence from Mr. Chevedden to AT&T

Sun, Nov 19, 2006 10:42 AM

Subject: **AT&T (T) rule 14a-8 proposals**
Date: Friday, November 17, 2006 7:29 PM
From: J <olmsted7p@earthlink.net>
To: Nancy Justice <njustice@corp.att.com>
Conversation: AT&T (T) rule 14a-8 proposals

Dear Ms. Justice,
According to the submittal letters the following are the topics and sponsors for rule 14a-8 proposals:
Adopt simple majority vote – Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Special Shareholder Meetings – William Steiner
Directors to be Elected by Majority Vote – Nick Rossi

Thank you for your interest in these proposals.
Sincerely,
John Chevedden

Post-it® Fax Note 7671

Date 11-19-06	# of pages ▸
To Nancy Justice	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 210-351-3467	Fax #

370-1775

** JOB STATUS REPORT ** AS OF NOV 20 2006 07:36 PAGE.01

SBC

JOB #625

DATE TIME	TO/FROM	MODE	MIN/SEC	PGS	STATUS
001 11/20 07:35	9764883	EC--S	00'18"	001	OK

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Tuesday, December 19, 2006 1:56 AM
To:	CFLETTERS
Subject:	# 2 AT&T Inc. (T) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

2 AT&T Inc. (T)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposals: Directors to be Elected by Majority Vote Proposal, Nick Rossi Proponent Special Shareholder Meetings, William Steiner Proponent Adopt Simple Majority Vote Proposal, Ray T. Chevedden Proponent

Ladies and Gentlemen:

This is an additional response to the company November 30, 2006 no action request.

Simple Majority Vote Proposal by Ray T. Chevedden Although the company claims that it has removed supermajority vote requirements at least one such requirement remains in the company Certificate of Incorporation:

³ARTICLE EIGHT

³Notwithstanding any other provisions of this Certificate of Incorporation or the

Bylaws of the corporation, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon.[2]

The company claims it is confused by text regarding adoption of simple majority vote. However similarly worded proposals resulted in the following companies adopting simple majority vote standards:

Event Date: 7/10/2006
Event: Charter/Bylaw Change
On July 10, 2006, the board of Alaska Air amended the company's charter (Articles of Incorporation), beginning the process of declassifying the company's board and eliminating the company's 80% super-majority business combination voting provision, as approved by its shareholders at the company's annual meeting on May 16, 2006.

Event Date: 5/5/2006
Event: Charter/Bylaw Change
On April 18th, 2006, the board of Citigroup amended the company's charter (Restated Certificate of Incorporation) to remove shareholder supermajority voting requirements for business combination provisions.

Event Date: 8/9/2006
Event: Charter/Bylaw Change
On June 12, 2006, the board of Entergy amended the company's charter (Certificate of Incorporation) to eliminate the supermajority vote requirement to remove directors (67% vote had been required) and replace it with a simple majority vote requirement, as approved by shareholders at the annual meeting on May 12, 2006.

Event Date: 4/27/2006
Event: Charter/Bylaw Change
On April 27, 2006, the board of Lockheed Martin amended and restated the

company's bylaws, reducing the vote required for removal of directors for cause to a simple majority, eliminating super majority votes to amend certain articles of the Charter, and changing the business combination provision to reduce the vote required for a business combination to a simple majority and eliminate the fair price provision.

Special Shareholder Meeting Proposal by William Steiner The company claims that it is unable to understand this simple text:
"RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting."

The result of the company argument would appear to be that a percentage-range cannot be used in a rule 14a-8 proposal. Because if a range is specified a discrete point within the range must also be specified or so the company argument goes.

The company claims that an [3]illogical[2] reading of a proposal is a key point to be considered in a no action request.

The company in effect claims that one cannot state that Fidelity supports a shareholder right to call a special meeting if any Fidelity fund does not call for this.

The company presents no text from The Corporate Library that would purportedly state that TCL does not consider [3]special meeting rights into account when assigning company ratings.[2] The company presents no argument that it would be implausible for The Corporate Library to consider [3]special meeting rights into account when assigning company ratings.[2]

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Nancy Justice

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

1934 Act/ Rule 14a-8

December 20, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T, Inc. 2007 Annual Meeting - Ray T. Chevedden, Nick Rossi, and William Steiner Shareholder Proposals

Ladies and Gentlemen:

Enclosed are five (5) photocopies of our Rule 14a-8 supplemental submission to hand delivered to you on December 19, 2006 and dated December 18, 2006, regarding our November 30, 2006 no action request with respect to exclusion of shareholder proposals submitted by John Chevedden, acting as proxy for Ray T. Chevedden, Nick Rossi and William Steiner. These copies were inadvertently excluded from yesterday's delivery.

Sincerely,

John T. Bostelman

NY12529:407082.1

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

1934 Act/ Rule 14a-8

December 22, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T, Inc. 2007 Annual Meeting - Ray T. Chevedden, Nick Rossi, and William Steiner Shareholder Proposals

Ladies and Gentlemen:

We refer to John Chevedden's December 19, 2006 electronic communication to the SEC, asking the Staff not to concur in AT&T's conclusion that the Company may omit his three proposals from its proxy statement (We enclose a copy of this communication as Exhibit I). His communication was in response to our letter dated November 30, 2006, on behalf of AT&T, Inc., advising of AT&T's view that it may omit from its 2007 annual meeting proxy statement three shareholder proposals submitted by John Chevedden, acting as agent for Ray T. Chevedden, Nick Rossi and William Steiner.

The Issue Raised by Mr. Chevedden's Recent Correspondence.
Mr. Chevedden's recent correspondence relates to the "simple majority vote" proposal nominally sponsored by the Ray T. and Veronica G. Chevedden Family Trust (the "Chevedden Proposal"),[1] which AT&T asserted has been substantially implemented. Mr. Chevedden states that "although the company claims that is has removed supermajority vote requirements – at least one such requirement remains in the company Certificate of Incorporation." Mr. Chevedden cites Article Eight of AT&T's Certificate of Incorporation, which provides, in pertinent part, that "no action . . . which may be taken at any annual or special meeting of stockholders . . . may be taken by *written consent* without a meeting, except where such *consent* is signed by stockholders representing at least two-thirds of the total number of shares . . . outstanding and entitled to vote thereon." (emphasis added) Mr. Chevedden appears to argue that his shareholder

[1] For a complete copy of this proposal and its supporting statement, please see Exhibit A to our letter of November 30, 2006.

proposal to "adopt a simple majority vote to apply to the greatest extent possible" has not been substantially implemented because AT&T retains the supermajority written consent requirement to which he refers.

The Issue Does Not Relate to the Shareholder Proposal. For the reasons described in our November 30, 2006 letter, AT&T has in fact substantially implemented the Chevedden Proposal, and may thus omit it from AT&T's 2007 proxy statement under Rule 14a-8(i)(10). Despite Mr. Chevedden's assertion, Article Eight is beyond the Chevedden Proposal's scope, because the Proposal relates to "voting," (*i.e.*, at annual or special shareholder meetings) and Article Eight deals with actions taken by "written consent." While the Proposal's supporting statement makes reference to actions by consent, it confuses actions taken by written consent with actions taken by shareholder vote.[2] Consent actions do not permit each shareholder to vote for or against a proposal. Rather, they represent consent to a particular action taken by a subset of shareholders, with the remaining shareholders merely being notified of the action, not having a voice in its outcome. Because the thrust of the Proposal pertains to shareholder voting and not written consent, Article Eight is beyond the Proposal's reach. Accordingly, Article Eight does not affect AT&T's substantial implementation of the Chevedden Proposal, because the Proposal and Article Eight concentrate on two separate matters: actions by vote, on the one hand, and actions by written consent, on the other.

The Issue Does Not Preclude Substantial Implementation. Even if the Staff disagrees with the conclusion that Article Eight does not pertain to voting matters, in Bristol-Myers Squibb (Feb. 24, 2005) the Staff concurred with the company's omission on substantial implementation grounds under Rule 14-8(i)(10) of a proposal, nearly identical to the Chevedden Proposal, despite Bristol-Myers' retention of a requirement that 75% of shareholders approve any amendments to modify Board classification provisions in its Certificate of Incorporation. In its no-action request, Bristol-Myers Squibb suggested that the supermajority requirement for adoption of a classified Board structure was actually in the interest of shareholders, who had previously voted to declassify the Board. Likewise, here AT&T has eliminated all of the super-majority voting provisions from its certificate of incorporation and its bylaws, and it believes that retention of the consent provision is in the interests of shareholders, by increasing the likelihood that, in the absence of overwhelming shareholder support, important shareholder actions are accompanied by the dialogue and opportunity for each shareholder's vote to count that are associated with shareholder meetings.

---

[2] For the complete text of the Chevedden Proposal and supporting statement, please refer to Exhibit A of our letter of November 30, 2006.

In addition to its concurrence with Bristol-Myers Squibb, the Staff has also found bases for exclusion under Rule 14a-8(i)(10) of across-the-board "simple majority vote" proposals similar to the one here, despite the retention of plurality vote provisions for election of directors[3] and supermajority vote provisions for actions by preferred stockholders.[4] We believe that actions by consent fall further outside the scope of these "simple majority vote" proposals than actions pertaining to director elections and preferred shareholder votes. As such, Article Eight's consent provision does not preclude the conclusion that AT&T has substantially implemented the Chevedden Proposal. Accordingly, AT&T continues to intend to omit the Proposal from its 2007 proxy statement.

* * *

Pursuant to Rule 14a-8(j), we are submitting six copies of this letter and exhibits, and are concurrently sending a copy to Mr. Chevedden. The proponent is requested to copy the undersigned on any future communications to the Staff. I may be contacted regarding this letter at (212) 558-3840, or via fax at (212) 558-3588.

Sincerely,

John T. Bostelman

cc: Mr. John Chevedden

---

3 See, e.g., Northrop Grumman, Mar. 16, 2006; and Pfizer, Inc. Jan. 31, 2006.

4 See, e.g., Bristol-Myers Squibb, Feb. 24, 2005 and Northrop Grumman, March 16, 2006.

Exhibit I: December 18, 2006 Electronic Correspondence from Mr. Chevedden to the SEC

Subject: # 2 AT&T Inc. (T) – Shareholder Position on Company No-Action Request
Date: Monday, December 18, 2006 10:55 PM
From: J <olmsted7p@earthlink.net>
To: "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>
Conversation: # 2 AT&T Inc. (T) – Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

\# 2 AT&T Inc. (T)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposals:
Directors to be Elected by Majority Vote Proposal, Nick Rossi Proponent
Special Shareholder Meetings, William Steiner Proponent
Adopt Simple Majority Vote Proposal, Ray T. Chevedden Proponent

Ladies and Gentlemen:

This is an additional response to the company November 30, 2006 no action request.

Simple Majority Vote Proposal by Ray T. Chevedden
Although the company claims that it has removed supermajority vote requirements – at least one such requirement remains in the company Certificate of Incorporation:

"ARTICLE EIGHT

"Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the corporation, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon."

The company claims it is confused by text regarding adoption of simple majority vote. However similarly worded proposals resulted in the following companies adopting simple majority vote standards:

Event Date: 7/10/2006
Event: Charter/Bylaw Change
On July 10, 2006, the board of Alaska Air amended the company's charter (Articles of Incorporation), beginning the process of declassifying the company's board and eliminating the company's 80% super-majority business combination voting provision, as approved by its shareholders at the company's annual meeting on May 16, 2006.

Event Date: 5/5/2006
Event: Charter/Bylaw Change
On April 18th, 2006, the board of Citigroup amended the company's charter (Restated Certificate of Incorporation) to remove shareholder supermajority voting requirements for business combination provisions.

Event Date: 8/9/2006
Event: Charter/Bylaw Change
On June 12, 2006, the board of Entergy amended the company's charter (Certificate of Incorporation) to eliminate the supermajority vote requirement to remove directors (67% vote had been required) and replace it with a simple majority vote requirement, as approved by shareholders at the annual meeting on May 12, 2006.

Event Date: 4/27/2006
Event: Charter/Bylaw Change
On April 27, 2006, the board of Lockheed Martin amended and restated the company's bylaws, reducing the vote required for removal of directors for cause to a simple majority, eliminating super majority votes to amend certain articles of the Charter, and changing the business combination provision to reduce the vote required for a business combination to a simple majority and eliminate the fair price provision.

Special Shareholder Meeting Proposal by William Steiner
The company claims that it is unable to understand this simple text: "RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting."

The result of the company argument would appear to be that a percentage-range cannot be used in a rule 14a-8 proposal. Because if a range is specified a discrete point within the range must also be specified or so the company argument goes.

The company claims that an "illogical" reading of a proposal is a key point to be considered in a no action request.

The company in effect claims that one cannot state that Fidelity supports a shareholder right to call a special meeting if any Fidelity fund does not call for this.

The company presents no text from The Corporate Library that would purportedly state that TCL does not consider "special meeting rights into account when assigning company ratings." The company presents no argument that it would be implausible for The Corporate Library to consider "special meeting rights into account when assigning company ratings."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Nancy Justice

CFLETTERS
Thursday, January 04, 2007 12:49 PM

To:
Cc: [redacted]e
Subject: FW: AT&T Inc. (T) # 3A Shareholder Position on Company No-Action Request

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 04, 2007 12:39 PM
To: CFLETTERS
Cc: Nancy Justice
Subject: AT&T Inc. (T) # 3A Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 4, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

AT&T Inc. (T)
3A Shareholder Position on Company No-Action Request

Rule 14a-8 Proposals:
Directors to be Elected by Majority Vote Proposal, Nick Rossi Proponent Special Shareholder Meetings, William Steiner Proponent Adopt Simple Majority Vote Proposal, Ray T. Chevedden Proponent

Ladies and Gentlemen:

This is an additional response to the company November 30, 2006 no action request with an alter egos claim. Additional rebuttals will also be forwarded on issues unique to each of the above three proposals.

The following are two additional precedents against the alter egos claim:

Northrop Grumman Corp.
WSB No.: 0324200370
Public Availability Date: Monday, March 17, 2003
Abstract:
...Two shareholder proposals, the first of which recommends that this company's board of directors redeem the company's poison pill and not adopt or extend any poison pill unless such adoption or extension is submitted to a shareholder vote, and the second of which recommends that the company adopt a simple majority vote by-law, may not be omitted from the

company's proxy material under rule 14a-8 (c) .

Sempra Energy
WSB No.: 0306200064
Public Availability Date: Tuesday, February 29, 2000
Abstract:
... Two shareholder proposals, the first of which relates to reinstating simple majority vote on all matters that are submitted to shareholder vote, and the second of which relates to electing the entire board of directors each year, may not be omitted from the company's proxy material under rule
14a-8 (b) or (c) .

The proponents, Mr. Nick Rossi, Mr. William Steiner and Ray T. Chevedden, are informed on corporate governance issues. Mr. Rossi and Mr. Steiner started submitting rule 14a-8 proposals more than 10-years ago and many years before the undersigned started submitting rule 14a-8 proposals. The comments of Mr. Steiner and Mr. Rossi at annual meetings have been quoted in the media a number of times during the last 20-years. Mr. Steiner, Mr. Rossi and Mr. Ray T. Chevedden have far more than a ³nominal² interest in good corporate governance.

The company fails to cite one definitive proxy where the undersigned was named as the proponent for a rule 14a-8 proposal when the undersigned did not own the stock supporting the proposal.

It seems somewhat perverse that the company would seek to deny Mr. Steiner, Mr. Rossi, Mr. Ray T. Chevedden and the undersigned of the benefits of sharing their corporate governance experience. Meanwhile the company takes advantage of going to an outside law firm which clearly benefits from applying the lessons leaned in serving one client to serve multiple clients.

The company's position on corporate governance appears to be that one-side should be prevented from cooperating while the other-side can take advantage of using an outside law firm which has learned from the shared experiences of multiple clients.

The company seems to pretend that this is the first time that TRW, Inc. (January 24, 2001) has ever been used in support of a no action request involving the undersigned. To the contrary this TRW case has been cited a number of times and it is believed to have always failed in regard to the undersigned. This failure is believed to be due to the fact that the unique circumstances involving the submittal of the TRW proposal have never been repeated.

The company does not offer any excuse for the previous failed no action requests citing the unique TRW case and then explain why its current argument would purportedly tower above the previous failed arguments that cited the unique TRW case.

Nonetheless, given this failure history coupled with the unique circumstances of the TRW case, the company then uses four-pages of its argument to purportedly adapt the 5-point methodology of the unique TRW case to this no action request. However the company runs out of gas when it gets to item 4 and item 5 and then claims that these two-points out of five (40%) are ³not relevant.²

Within this 5-point methodology the company appears to claim that it is to its credit to quote from the failed case of Boeing (February 13, 2002) which failed according to this abstract:
Abstract:
...A shareholder proposal, which recommends that this company's board of directors obtain shareholder approval for all future severance agreements for senior executives if there is a change of control, may not be omitted from the company's proxy material under rule 14a-8 (b) or rule 14a-8 (c) .

On page 7 the company in effect claims the absurdity that if a person works on a shareholder proposal, that person should be deemed a shareholder.

In another purported cornerstone case for the company claim, Staten Island Bancorp (February 27, 2002) , the following situation was alleged which is clearly not the case on the pending proposals:
[3] (1) none of the Nominal Proponents submitted a proposal until after Jewelcor was notified by our November 21, 2001 letter that Jewelcor had to reduce its Multiple Proposals to one;
[3] (2) each proposal submitted by the Nominal Proponents was originally part of the Multiple Proposals submitted by Jewelcor;[2]

The company seems to go overboard in claming the undersigned has a right to vote at AT&T. It seems that this company claim should be backed up by an affidavit from the AT&T 2006 Inspector of Elections. Consistent with the company argument, this affidavit should state that any shareholder who only had a letter dated 5-months prior to the annual meeting, stating that another person was authorized [3]to act on my behalf in shareholder matters[2] that this particular person would then be allowed to cast the final ballot, based solely on the 5-month old letter, that reversed a mailed-in ballot by the underlying shareholder.

The company does not back up its argument by stating that the undersigned can attend the 2007 annual meeting and based solely on the rule 14a-8 proposal cover letter, cast a ballot that overrides the mailed-in ballots of Mr. Steiner, Mr. Rossi and Mr. Ray T. Chevedden. And the company fails to argue that any person with a letter [3]to act on my behalf in shareholder matters[2] will be granted the right to cast a ballot that overrides the mailed-in ballot of any respective AT&T shareholder at the 2007 annual meeting.

Inconsistent with the company argument, the company fails to state that henceforth it will send the voting materials of any AT&T shareholders to the undersigned. Inconsistent with its argument the company fails to produce evidence that the undersigned has the right to sell any AT&T stock.

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company, or its representative, has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Nancy Justice <njustice@att.com>

[redacted]

From: CFLETTERS
Sent: Friday, January 05, 2007 9:07 AM
To: [redacted]
Cc: [redacted]
Subject: FW: AT&T Inc. (T) # 4 Shareholder Position on Company No-Action Request

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, January 05, 2007 12:05 AM
To: CFLETTERS
Cc: Nancy Justice
Subject: AT&T Inc. (T) # 4 Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 4, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

AT&T Inc. (T)
4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposals:
Directors to be Elected by Majority Vote Proposal, Nick Rossi Proponent Special Shareholder Meetings, William Steiner Proponent Adopt Simple Majority Vote Proposal, Ray T. Chevedden Proponent

Ladies and Gentlemen:

This responds to the company December 18, 2006 letter that followed the company November 30, 2006 no action request.

The thrust of the latest company argument is that if a company simply gives notice that it has made a determination (which may be frivolous or
unsupported) of claiming rule 14a-8 proposals are not sponsored by the persons that signed the submittal letters, that this company determination is as good as gold. The only other purported step needed is to have a UPS confirmation of the corresponding notice (frivolous or unsupported) .

The company argues that shareholders have no choice but to respond in lockstep with the company notice (frivolous or unsupported) or be excluded from the definitive proxy.

In other words, the company claims that it is the sole authority on the identify of the sponsors of rule 14a-8 proposals, irregardless of the signatures in the rule 14a-8 submittal letters, and shareholders have no choice but to yield to the company's disregard of the signatures of its shareholders.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Nancy Justice <njustice@att.com>

[redacted]

From: [redacted]
Sent: Friday, January 19, 2007 11:41 AM
To: [redacted]
Subject: FW: AT&T Inc. (T) # 4 Shareholder Position on Company No-Action Request

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, January 05, 2007 12:05 AM
To: CFLETTERS
Cc: Nancy Justice
Subject: AT&T Inc. (T) # 4 Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 4, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

AT&T Inc. (T)
4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposals: Directors to be Elected by Majority Vote Proposal, Nick Rossi Proponent Special Shareholder Meetings, William Steiner Proponent Adopt Simple Majority Vote Proposal, Ray T. Chevedden Proponent

Ladies and Gentlemen:

This responds to the company December 18, 2006 letter that followed the company November 30, 2006 no action request.

The thrust of the latest company argument is that if a company simply gives notice that it has made a determination (which may be frivolous or unsupported) of claiming rule 14a-8 proposals are not sponsored by the persons that signed the submittal letters, that this company determination is as good as gold. The only other purported step needed is to have a UPS confirmation of the corresponding notice (frivolous or unsupported).

The company argues that shareholders have no choice but to respond in lockstep with the company notice (frivolous or unsupported) or be excluded from the definitive proxy.

In other words, the company claims that it is the sole authority on the identify of the sponsors of rule 14a-8 proposals, irregardless of the signatures in the rule 14a-8 submittal letters, and shareholders have no choice but to yield to the company's disregard of the signatures of its shareholders.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Nick Rossi
William Steiner
Ray T. Chevedden
Nancy Justice <njustice@att.com>

[redacted]

From: CFLETTERS
Sent: Tuesday, January 09, 2007 10:27 AM
To: [redacted]
Cc: [redacted]
Subject: FW: AT&T Inc. (T) # 3B Shareholder Position on Company No-Action Request

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 09, 2007 10:11 AM
To: CFLETTERS
Cc: Nancy Justice
Subject: AT&T Inc. (T) # 3B Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 9, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

AT&T Inc. (T)
3B Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Directors to be Elected by Majority Vote Nick Rossi Proponent

Ladies and Gentlemen:

This responds to the company November 30, 2006 no action request regarding Nick Rossi's proposal on Directors to be Elected by Majority Vote proposal.

The company policy is not a real policy because it can easily be rendered moot. According to the evidence submitted by the company (Section 6 of the company Bylaws exhibit) , if 10 directors sand for election and only one outside candidate is nominated (who could be a distant in-law of one of the directors) then apparently all 10 directors will be chosen by plurality voting. Furthermore this one director candidate need not even contact one other shareholder regarding his candidacy or even circulate one ballot prior to the annual meeting. Additionally this sole candidate would not be listed on the company ballot.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Nancy Justice <njustice@att.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated November 30, 2006

The first proposal recommends that the board take each step necessary for a simple majority vote to apply to the greatest extent possible. The second proposal requests that the board initiate an appropriate process to amend AT&T's governance documents to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast. The third proposal asks the board to amend the bylaws to allow holders of at least 10% to 25% of outstanding common stock the power to call a special meeting.

We are unable to concur in your view the AT&T may exclude the first, second, and third proposals under rule 14a-8(c). Accordingly, we do not believe AT&T may omit the proposals from its proxy materials in reliance upon rule 14a-8(c).

There appears to be some basis for your view that AT&T may exclude the first proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

There appears to be some basis for your view that AT&T may exclude the second proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view the AT&T may exclude the third proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe AT&T may omit the proposal or portions of the supporting statement from its proxy materials in reliance upon rule 14a-8(i)(3).

Sincerely,

Amanda McManus
Attorney-Adviser

END